# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRABAGUN DIGITAL HOLDINGS INC., CIK 0002051380
CUSIP: 38387Q105
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 200 East Beltline Road, Coppell, Texas (TX), 75019
Date of event which requires filing of this statement: 07/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001563921

## Reporting persons
- Four Kids Investment Funds LLC: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,500; sole dispositive power 0; shared dispositive power 1,459,500; aggregate amount beneficially owned 1,459,500 (4.964% of the class)
  Comment: Notes to 6, 8, 9 and 11: Based on 29,400,073 Common Shares outstanding as of May 11, 2026 as reported on Form 10-Q for the quarter ended March 31, 2026 and filed with the Securities and Exchange Commission on May 13, 2026.
  
  The number of Common Stock reported in Items 6, 8, 9 and 11 include: 1,025,000 shares of Common Stock held by Four Kids Investment Funds LLC; 102,500 shares of Common Stock held by Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25; 93,000 shares of Common Stock held by Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until Age 25; and 239,000 shares of Common Stock held by Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.
  
  Jonathan Honig is the sole manager of Four Kids Investment Funds LLC and the custodian of Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25, and in such capacity holds voting and dispositive power over the securities held by Four Kids Investment Funds LLC, Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.
- Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,500; sole dispositive power 0; shared dispositive power 1,459,500; aggregate amount beneficially owned 1,459,500 (4.964% of the class)
  Comment: Notes to 6, 8, 9 and 11: Based on 29,400,073 Common Shares outstanding as of May 11, 2026 as reported on Form 10-Q for the quarter ended March 31, 2026 and filed with the Securities and Exchange Commission on May 13, 2026.
  
  The number of Common Stock reported in Items 6, 8, 9 and 11 include: 1,025,000 shares of Common Stock held by Four Kids Investment Funds LLC; 102,500 shares of Common Stock held by Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25; 93,000 shares of Common Stock held by Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until Age 25; and 239,000 shares of Common Stock held by Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.
  
  Jonathan Honig is the sole manager of Four Kids Investment Funds LLC and the custodian of Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25, and in such capacity holds voting and dispositive power over the securities held by Four Kids Investment Funds LLC, Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.
- Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until Age 25: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,500; sole dispositive power 0; shared dispositive power 1,459,500; aggregate amount beneficially owned 1,459,500 (4.964% of the class)
  Comment: Notes to 6, 8, 9 and 11: Based on 29,400,073 Common Shares outstanding as of May 11, 2026 as reported on Form 10-Q for the quarter ended March 31, 2026 and filed with the Securities and Exchange Commission on May 13, 2026.
  
  The number of Common Stock reported in Items 6, 8, 9 and 11 include: 1,025,000 shares of Common Stock held by Four Kids Investment Funds LLC; 102,500 shares of Common Stock held by Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25; 93,000 shares of Common Stock held by Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until Age 25; and 239,000 shares of Common Stock held by Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.
  
  Jonathan Honig is the sole manager of Four Kids Investment Funds LLC and the custodian of Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25, and in such capacity holds voting and dispositive power over the securities held by Four Kids Investment Funds LLC, Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.
- Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,500; sole dispositive power 0; shared dispositive power 1,459,500; aggregate amount beneficially owned 1,459,500 (4.964% of the class)
  Comment: Notes to 6, 8, 9 and 11: Based on 29,400,073 Common Shares outstanding as of May 11, 2026 as reported on Form 10-Q for the quarter ended March 31, 2026 and filed with the Securities and Exchange Commission on May 13, 2026.
  
  The number of Common Stock reported in Items 6, 8, 9 and 11 include: 1,025,000 shares of Common Stock held by Four Kids Investment Funds LLC; 102,500 shares of Common Stock held by Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25; 93,000 shares of Common Stock held by Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until Age 25; and 239,000 shares of Common Stock held by Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.
  
  Jonathan Honig is the sole manager of Four Kids Investment Funds LLC and the custodian of Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25, and in such capacity holds voting and dispositive power over the securities held by Four Kids Investment Funds LLC, Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25, Jonathan Honig Cust for Cameron Joy Madison Honig UFLUTMA Until Age 25, and Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25.

## Item 1. Issuer
Name of issuer: GRABAGUN DIGITAL HOLDINGS INC.
Address of issuer's principal executive offices: 200 East Beltline Road, Coppell, Texas 75019

## Item 2. Person Filing
Name of person filing:
Four Kids Investment Funds LLC
Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until 25
Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until 25
Jonathan Honig Cust for Harrison James Honig UFLUTMA Until 25
Address of principal business office or, if none, residence: 5825 Windsor Court, Boca Raton, FL 33496
Citizenship:
Four Kids Investment Funds LLC - Florida
Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until 25 - USA
Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until 25 - USA
Jonathan Honig Cust for Harrison James Honig UFLUTMA Until 25 - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,459,500.00
Percent of class: 4.964%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 1,459,500.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 1,459,500.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Four Kids Investment Funds LLC - Florida
Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until 25 - USA
Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until 25 - USA
Jonathan Honig Cust for Harrison James Honig UFLUTMA Until 25 - USA

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Four Kids Investment Funds LLC: /s/ Jonathan Honig, Jonathan Honig, Manager of Four Kids Investment Funds LLC (07/08/2026)
- Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25: /s/ Jonathan Honig, Jonathan Honig, Custodian of Jonathan Honig Cust for Ryan Madison Honig UFLUTMA Until Age 25 (07/08/2026)
- Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until Age 25: /s/ Jonathan Honig, Jonathan Honig, Custodian of Jonathan Honig Cust for Cameron Joy Honig UFLUTMA Until Age 25 (07/08/2026)
- Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25: /s/ Jonathan Honig, Jonathan Honig, Custodian of Jonathan Honig Cust for Harrison James Honig UFLUTMA Until Age 25 (07/08/2026)